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                       UNITED STATES                   OMB APPROVAL
            SECURITIES AND EXCHANGE COMMISSION    OMB NUMBER:     3235-0145
                  Washington, D.C. 20549          Expires:  October 31, 1994
                                                  Estimated average burden
                                                  hours per response...14.90


                        SCHEDULE 13G


         Under the Securities Exchange Act of 1934

                 (Amendment No.        4)*

              THE CHARLES SCHWAB CORPORATION
                     (Name of Issuer)

              Common Stock ($0.01 par value)
              (Title of Class of Securities)

                        808513 10 5
                      (CUSIP Number)



Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 808513 10 5                 13G


1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        ID No:  94-1737782


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                 (a)

                                                 (b)


3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

        California


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.  SOLE VOTING POWER

        905,561


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

6.  SHARED VOTING POWER

        -0-


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE DISPOSITIVE POWER

        905,561


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

8.  SHARED DISPOSITIVE POWER

        5,181,620


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,087,181


10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

        Not Applicable


11. PERCENT OF CLASS REPRESENTED IN AMOUNT IN ROW 9

        10.5%


12. TYPE OF REPORTING PERSON*

        EP


                      *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP No. 808513 10 5


          This Amendment No. 4 amends and supplements the statement on
Schedule 13G dated February 11, 1988, filed by the Charles Schwab Profit Sharing and Employee Stock Ownership Plan relating to the Common Stock, $.01 par value, of The Charles Schwab Corporation (the "ESOP 13G").


Item 4    Ownership.

          (a) The amount of Issuer's Common Stock beneficially owned by the Plan as of December 31, 1993 was 6,087,181 shares.

          (b) The percent of Issuer's Common Stock beneficially owned by the Plan as of December 31, 1993 was 10.5%.

          (c) The Plan has the following powers with respect to the following number of shares of Issuer's Common Stock:

               (i) sole power to vote or to direct the vote of 905,561 shares;

              (ii) shared power to vote or direct the vote of -0-shares;

             (iii) sole power to dispose or to direct the disposition of 905,561 shares;

              (iv) shared power to dispose or to direct the disposition of 5,181,620 shares

          As a condition to the listing of the Common Stock of Issuer on the New York Stock Exchange (the "NYSE"), the Administrative Committee for the Plan has agreed with the NYSE that, with respect to the voting shares of such Common Stock held by the Plan that have not been allocated to accounts of participants in the Plan, the Plan purchasing agent shall direct that such unallocated shares be voted in accordance with the ratio of votes by all shares that have been previously allocated to participants' accounts.

          The agreement between the Administrative Committee and the NYSE is subject to future modification to the extent

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CUSIP No. 808513 10 5

that the application of the fiduciary standards of the Employee Retirement Income Security Act may compel such modification.

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CUSIP No. 808513 10 5


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 1994                            /s/ A. John Gambs,
Date                                         Administrative Committee



February 14, 1994                            /s/ Mary G. Stuard,
Date                                         Administrative Committee



February 14, 1994                            /s/ Robert W. Clegg,
Date                                         Administrative Committee


February 14, 1994                            /s/ Evelyn S. Dilsaver,
Date                                         Administrative Committee



February 14, 1994                            /s/ Thomas N. Lawrie,
Date                                         Administrative Committee



February 14, 1994                            /s/ Thomas W. Matchett, Jr.,
Date                                         Administrative Committee